UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Apollolaan 151

1077 AR Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group” or the “Company”) is furnishing this Report on Form 6-K to provide the below updates.

Extraordinary General Meeting

On March 10, 2025, Coincheck Group convened its previously announced extraordinary general meeting of shareholders. The notice of the extraordinary general meeting of shareholders and related materials were posted to Coincheck Group’s website (https://www.coincheckgroup.com/) under “Governance—General Meetings.” Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this Report on Form 6-K.

All three proposals were adopted pursuant to a vote of shareholders (as of the record date of the close of business on February 10, 2025), as set forth below, based on a total of 127,846,723 votes cast:

Authorization of the board for a period of eighteen months starting March 10, 2025 to issue up to 25,000,000 ordinary shares and/or grant rights to subscribe for such shares (the “Issuance Authorization”)

	Votes for	Votes against	Votes abstain
Number of shares	127,781,972	61,451	3,300
Percentage	99.95%	0.05%	-

Authorization of the board for a period of eighteen months starting March 10, 2025 to restrict or exclude pre-emptive rights accruing to shareholders in connection with issuances of ordinary shares and/or grants of rights to subscribe for such shares pursuant to the Issuance Authorization (the “Pre-Emptive Rights Authorization”)

	Votes for	Votes against	Votes abstain
Number of shares	127,784,601	61,347	775
Percentage	99.95%	0.05%	-

Appointment of KPMG Accountants N.V. as the external auditor of the Company’s Dutch statutory annual accounts for the fiscal year ending March 31, 2025

	Votes for	Votes against	Votes abstain
Number of shares	127,821,211	24,845	667
Percentage	99.98%	0.02%	-

Non-Redemption and Share Forward Agreement

On March 10, 2025, Coincheck Group, CCG Administrative Services, Inc. (formerly known as Thunder Bridge Capital Partners IV, Inc.) (“SPAC”), and Ghisallo Master Fund LP (“Ghisallo”) amended and restated the non-redemption and share forward agreement of such parties, dated as of December 4, 2024 (as amended and restated, the “Non-Redemption Agreement”) to among other items: (i) extend the maturity date to March 10, 2026, (ii) adjust the number of ordinary shares subjection to the provisions thereof to the remaining balance of 856,242 ordinary shares held by Ghisallo (the “non-redemption shares”), (iii) stipulate that permissible transfers must be at a minimum price of $12.00 per ordinary share, (iv) quantify the redemption price of $10.83 per share, (v) release SPAC as a party thereto, (vi) give effect to the consummation of the business combination of Coincheck Group and SPAC and (vii) incorporate other conforming and clarifying updates. Pursuant to the Non-Redemption Agreement, if Ghisallo transfers any non-redemption shares, it must remit the redemption price per share to Coincheck Group (as a recoupment of the payment that Ghisallo received for adhering to restrictions on its ordinary shares covered by the agreement, in connection with the aforementioned business combination). On the maturity date, Ghisallo has agreed to transfer to Coincheck Group, at no cost, and free and clear of any liens or encumbrances, any ordinary shares still retained by it.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Non-Redemption Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended & Restated Non-Redemption and Share Forward Agreement, dated as of March 10, 2025, by and between Coincheck Group N.V., CCG Administrative Services, Inc., and Ghisallo Master Fund LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: March 10, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer

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